(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 001-13684

CUSIP Number: 018772103

For Period Ended: March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Alliance One International, Inc.
Full Name of Registrant

Former Name if Applicable

8001 Aerial Center Parkway
Address of Principal Executive Office (Street and Number)

Morrisville, North Carolina 27560
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Alliance One International, Inc. (the “Company”) will be unable to file its Annual Report on Form 10-K for the fiscal year end March 31, 2007 within the prescribed time period without unreasonable effort or expense. The delay relates to the conclusion on June 5, 2007, by the Company’s Audit Committee of the Board of Directors, in consultation with management, that the previously issued Condensed Consolidated Statements of Income, Condensed Consolidated Balance Sheets, and Condensed Consolidated Statements of Cash Flows (“Condensed Consolidated Financial Statements”) presented in Quarterly Reports on Form 10-Q for the periods ended June 30, 2006, September 30, 2006 and December 31, 2006 contained income tax errors. The net impact of these errors resulted in an understatement of income tax expense for each of the quarters ended June 30, 2006, September 30, 2006 and December 31, 2006. As a result, the Audit Committee and management concluded that the Condensed Consolidated Financial Statements for the quarterly periods ended June 30, 2006, September 30, 2006, and December 31, 2006 should no longer be relied upon. The identification of these errors necessitated certain additional procedures by the Company, including but not limited to the amendment and restatement of its Quarterly Reports on Form 10-Q for each of these periods as soon as practicable. The Company expects to file its Annual Report on Form 10-K for the year ended March 31, 2007, as soon as practicable after the completion of these additional procedures, which the Company expects will be no later than June 25, 2007.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James A. Cooley		919-379-4303
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A attached hereto.

Alliance One International, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 14, 2007	By:	/s/ James A Cooley
James A Cooley
Executive Vice President - Chief Financial Officer

Annex A

The following description is being included solely to address the disclosure requirements of this Form 12b-25 and is not intended as a complete discussion or analysis of results of operations for the periods covered. The Company expects to file its Annual Report on Form 10-K for the year ended March 31, 2007, no later than June 25, 2007, and such report will contain a more complete discussion and analysis of the Company’s results of operations.

The Company expects to report that for the fiscal year ended March 31, 2007, the Company had a net loss of $21.6 million, or $0.25 per basic share, compared with a net loss of $447.4 million, or $5.51 per basic share, for the previous fiscal year.

As previously disclosed, the Company recently identified certain understatements of income tax expense related to the first three quarters of fiscal year 2007. The cumulative effect for the quarter ended June 30, 2006, the two quarters ended September 30, 2006, and the three quarters ended December 31, 2006, were $1.5 million, $4.0 million and $8.7 million, respectively. The cumulative understatement during these unaudited quarters did not increase the Company’s total cash taxes, and as such did not have any effect on liquidity. However, the Company determined it was appropriate to restate its results for each of the quarters impacted.

Fourth Quarter Results

For the fourth quarter ended March 31, 2007, the Company reported a net loss of $6.2 million, or $0.07 per basic share, compared to a net loss of $323.4 million, or $3.76 per basic share, in the year-ago quarter.

Performance Summary Highlights

Sales and other operating revenues. Revenue decrease of 6.3% from $2,112.7 million in 2006 to $1,979.1 million in 2007 is the result of a 12.1% or 80.5 million kilo decrease in quantities sold, offset by a 5.5% or $0.17 per kilo increase in average sales prices and a 25.5% or $14.2 million increase in processing and other revenues. By region, revenue highlights were as follows:

South America region. Tobacco revenues decreased $34.5 million, reflecting a 37.1 million kilo decrease in quantities sold compared to the prior year, primarily driven by a decrease in demand attributable to the quality of the 2006 crop and some shipment timing issues. These were offset by a $0.36 per kilo increase in average sales prices, attributable primarily to the increased costs of the 2006 crop.

Other regions. Tobacco revenues decreased $113.3 million due to a 43.4 million kilo decrease in quantities sold, partially offset by a $0.06 per kilo increase in average sales prices.

Gross profit as a percentage of sales. Gross profit increased $71.0 million, or 31.6%, from $224.7 million in 2006 to $295.7 million in 2007. Gross profit percentage increased from 10.6% in 2006 to 14.9% in 2007. These increases were primarily driven by the following two factors:

First, gross profit in the South American region increased approximately $63.5 million. Offsetting the increase in gross profit in the South American region was reduced demand caused by the quality of the 2006 crop, which was adversely impacted by weather-related growing conditions.

Second, purchase accounting adjustments on gross profit on sales of inventory acquired in the merger were reduced by $16.6 million from $18.0 million in 2006 compared to $1.4 million in 2007, primarily in the Other Regions operating segment. This cost reduction was partially offset by a $6.9 million increase in the tobacco market valuation adjustment recorded in 2007 compared to 2006 that was primarily in the South America operating segment.

Selling, administrative and general expenses decreased $5.8 million or 3.5% from $164.1 million in 2006 to $158.3 million in 2007. The decrease is primarily due to the deconsolidation of Zimbabwe and a significant reduction in merger and integration related travel expenses.

Other income increased $3.6 million from $2.5 million in 2006 to $6.1 million in 2007. The increase is primarily attributable to the recovery of Iraqi debt previously written off, as well as increased gains on fixed asset sales.

Goodwill impairment is tested for each operating segment annually, as of the first day of the last quarter of the fiscal year, and whenever events or circumstances indicate that impairment may have occurred. In 2007, no indications of impairment were found. Based on this analysis in 2006, the Company recorded a total goodwill impairment charge of $256.9 million during the fourth quarter related to the operating segments of North America and South America.

Restructuring and asset impairment charges were $29.8 million in 2007 compared to $85.4 million in 2006. For this fiscal year, this included, among others: charges related to employee severance and other integration charges related to the merger; asset impairments primarily related to a write-down of the Company’s Zimbabwe investment to zero; and asset impairments in Greece, Thailand and Turkey.

Debt retirement expense of $66.5 million in 2006 relates to one time costs of retiring DIMON debt as a result of the merger. These costs include tender premiums paid for the redemption of senior notes and convertible subordinated debentures, the expense recognition of debt issuance costs associated with former DIMON debt instruments, the termination of certain interest rate swap agreements and other related costs. Debt retirement expense of $3.9 million in 2007 relates to one time costs of amending and restating our senior secured credit facility.

Interest expense decreased $3.0 million from $108.6 million in 2006 to $105.6 million in 2007 due to lower average borrowings offset by higher average rates.

Interest income increased $1.5 million from $7.1 million in 2006 to $8.6 million in 2007 primarily due to the interest income received from the release of Brazilian PIS/Cofins escrow deposits during the fourth quarter of fiscal 2007.

Derivative financial instruments resulted in a benefit of $0.3 million in 2007 and $5.1 million in 2006. These items are derived from changes in the fair value of non-qualifying interest rate swap agreements.

Effective tax rates were an expense of 122.7% in 2007 and a benefit of 4.0% in 2006. Effective tax rates are largely determined by the distribution of taxable income among various taxing jurisdictions as well as management’s judgment on the ability to realize the tax benefits of deferred tax assets.

Losses from discontinued operations were $18.7 million in 2007 and $24.1 million in 2006. The decrease of $5.4 million is due to a $12.0 million assessment in 2006 related to a previously disclosed administrative investigation into tobacco buying and selling practices within the leaf tobacco industry in Italy by the Directorate General for Competition. Also included in the decrease is a reduced loss of $2.7 million from our non-tobacco, Italian and Mozambique operations as well as our wool operations. Substantially offsetting this decrease is $9.3 million in charges in 2007 related to finalizing our exit from the Italian market.

Liquidity and Capital Resources

The Company has historically financed its operations through a combination of short-term lines of credit, revolving credit arrangements, long-term bank debt and debt securities, customer advances and cash from operations.

On March 7, 2007 the Company initiated the first phase of its balance sheet partial refinancing issuing $150.0 million of new 8.5% Senior Notes due May 15, 2012 with a 0.5% original discount to yield 8.625%. Proceeds from the issuance were utilized to make prepayments on term loans under the May 13, 2005 $650.0 million Credit Agreement. Following the 8.5% Senior Note issuance, on March 30, 2007 the Company completed the final phase, refinancing outstanding term loans and remaining commitments under the $650.0 million Senior Secured Credit Agreement with an Amended and Restated $385.0 Credit Agreement. Under the terms of the amended and restated credit agreement, the Company has the benefit of a three and one half year $240.0 million revolving credit facility and a four year $145.0 million Term Loan B.

There were no outstanding loans under the $240.0 million revolver as of March 31, 2007. The partial refinancing eliminated over $266.8 million in required amortization payments over the next three years and reduced future debt carrying cost with lower interest rates.

As of March 31, 2007, total debt, net of $80.3 million of cash, decreased to $830.7 million, compared to net debt of $1,046.5 million at March 31, 2006. The $215.8 million decrease in net debt is due to continued debt repayment as a result of cash flow from operations, improved working capital management and proceeds generated through the sale of non-core assets. During the fourth quarter of fiscal 2007 the Company prepaid the term loans by $38.4 million as a result of non-core asset sales. Following the fiscal year end, the Company made an optional $50.0 million prepayment on the $145.0 million Term Loan B on May 4, 2007, with excess cash flow from operations, reducing the Term Loan B to $95.0 million.

Recent Credit Agreement Amendments

Effective May 25, 2007 the Company entered in to a First Amendment to the Amended and Restated Credit Agreement dated March 30, 2007 which expanded the $240.0 million revolver commitment to $250.0 million as permitted under the credit agreement.

Effective May 29, 2007 the Company closed a Second Amendment to the Amended and Restated Credit Agreement dated March, 30 2007. The Second Amendment clarified several definitions used for covenant compliance.

The Company is currently working with the lenders under the Amended and Restated Credit Agreement dated March 30, 2007 to finalize an amendment, waiver and consent, to cure any potential defaults under that agreement relating to the Company’s restated results for the first three quarters of fiscal year 2007 and the reporting of the associated material weakness in the Company’s internal controls over financial reporting as identified by the Company. Failure to reach agreement with the lenders could trigger a default and acceleration, which could significantly impact the Company’s liquidity and access to capital.

Condensed Statement of Consolidated Operations	Three Months March 31		Twelve Months March 31
(Unaudited - 000’s Except Per Share Data)	2007	2006	2007	2006
Sales and other operating revenues	$433,204	$581,309	$1,979,078	$2,112,685
Cost of goods and services sold	379,542	518,783	1,683,339	1,888,000
Gross Profit	53,662	62,526	295,739	224,685
Selling, administrative and general expenses	39,439	40,054	158,342	164,087
Other income	1,094	1,639	6,076	2,501
Goodwill impairment	—	256,916	—	256,916
Restructuring and asset impairment charges	1,674	55,082	29,773	85,411

Operating income (loss)	13,643	(287,887)	113,700	(279,228)
Debt retirement expense	3,860	—	3,860	66,474
Interest expense	23,948	24,899	105,635	108,585
Interest income	4,158	(388)	8,591	7,107
Derivative financial instruments recovery	—	1,069	290	5,092
Income tax expense (benefit)	(6,692)	4,340	16,062	(17,531)
Equity in net income (loss) of investee companies	849	926	1,014	999
Minority interests (income)	537	(51)	653	(216)

Income (loss) from continuing operations	(3,003)	(315,468)	(2,615)	(423,342)
Loss from discontinued operations, net of tax	(3,177)	(7,906)	(18,730)	(24,104)
Cumulative effect of accounting changes, net of taxes	—	—	(252)	—

Net Income (Loss)	$(6,180)	$(323,374)	$(21,597)	$(447,446)

Basic Earnings (Loss) Per Share:
Income (loss) from continuing operations	$(0.03)	$(3.67)	$(0.03)	$(5.21)
Loss from discontinued operations	(0.04)	(.09)	(0.22)	(0.30)

Net income (loss)	$(0.07)	$(3.76)	$(0.25)	$(5.51)

Diluted Earnings (Loss) Per Share:
Income (loss) from continuing operations	$(0.03)	$(3.67)	$(0.03)	$(5.21)
Loss from discontinued operations	(0.04)	(.09)	(0.22)	(0.30)

Net income (loss)	$(0.07)	$(3.76)	$(0.25)	$(5.51)

Average number of shares outstanding:
Basic	86,956	86,068	86,470	81,220
Diluted	86,956	86,068	86,470	81,220

Cash dividends per share	$0.00	$0.00	$0.00	$.105

Note 1 - Derivative Financial Instruments: Effective July 1, 2000, the Company adopted Statement of Financial Accounting Standards Number 133 (FAS133), “Accounting for Derivative Instruments and Hedging Activities.” FAS133 eliminates special hedge accounting if the interest rate swap instruments do not meet certain criteria, thus requiring the Company to recognize all changes in their fair value in its current earnings. For the quarters ended March 31, 2007 and 2006, the Company recognized non-cash income of $0 and $1,069, respectively, from the change in the fair value of swap instruments. For the twelve months ended March 31, 2007 and 2006, the Company recognized non-cash income of $290 and $5,092 respectively, from the change in the fair value of these derivative financial instruments. As a result of fluctuations in interest rates, and volatility in market expectations, the fair market value of interest rate swap instruments can be expected to appreciate or depreciate over time. The Company plans to continue its practice of economically hedging various components of its debt portfolio. However, as a result of FAS133, certain swap instruments have and may continue to create volatility in reported earnings. The timing and magnitude of fluctuations in the market valuation adjustments for derivative financial instruments are driven primarily by often-volatile market expectations for changes in underlying derivative hedges, and are inherently unpredictable. Because these adjustments are a component of net income prepared in accordance with generally accepted accounting principles, management is unable to provide forward looking earnings guidance on that basis.

Other Information	Three Months March 31		Twelve Months March 31
(Unaudited – 000’s)	2007	2006	2007	2006
Depreciation and amortization	$8,630	$10,603	$36,293	$43,511
Debt amortization included in interest expense	5,494	1,723	10,248	5,457
Purchase of property and equipment	8,480	3,710	15,224	19,773
Proceeds from sale of property and equipment	10,559	3,324	25,537	17,963

This filing contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of Alliance One’s management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, our ability to implement cost savings initiatives, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on Alliance One’s customers. Additional factors that could cause Alliance One’s results to differ materially from those described in the forward-looking statements can be found in Alliance One’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006, and other filings with the Securities and Exchange Commission (the “SEC”) which are available at the SEC’s website (www.sec.gov).